UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-40210

Tuya Inc.

10/F, Building A, Huace Center

Xihu District, Hangzhou City

Zhejiang, 310012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒               Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

We submitted next day disclosure return forms dated December 28, 2022, December 29, 2022, December 30, 2022 and January 3, 2023 to The Stock Exchange of Hong Kong Limited in relation to the changes in our issued share capital and/or share buybacks. For details, please refer to exhibits to this current report on Form 6-K.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Next Day Disclosure Return dated December 28, 2022
99.2	Next Day Disclosure Return dated December 29, 2022
99.3	Next Day Disclosure Return dated December 30, 2022
99.4	Next Day Disclosure Return dated January 3, 2023

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tuya Inc.

By	:	/s/ Yao (Jessie) Liu
Name	:	Yao (Jessie) Liu
Title	:	Chief Financial Officer

Date: January 3, 2023

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